NO ACT

Act: 1933
Section:
Rule: 144
Public
Availability: 12/1/2011



11008195

DC
PE 11-30-11

December 1, 2011

DEC 01 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Inc.
Incoming letter dated November 30, 2011

Based on the facts and representations in your letter, the Division's views are as follows. Capitalized terms have the same meanings as defined in your letter.

You have requested the Division's views concerning hedging transactions by Bank of America Merrill Lynch in connection with forward or option-based derivative contracts entered into between Bank of America Merrill Lynch and a Rule 144 Shareholder. It is the Division's view that its position in the 1999 Rule 144 Variable Forward Letter may be applied to transactions involving all of the forward and option-based derivative contracts covered by the 2003 Registered Hedging Letter. In addition, it is the Division's view that its position in the 2003 Registered Hedging Letter regarding dynamic hedging activities may be applied to dynamic hedging activities when the initial hedging activities are undertaken in accordance with the Division's position in the 1999 Rule 144 Variable Forward Letter, provided that such dynamic hedging activities are conducted in the same manner and are subject to the same conditions as in the 2003 Registered Hedging Letter and as described in your letter.

In expressing these views, we note your representation that this guidance will help to harmonize market practice as well as your belief that this guidance will result in more transparency and better disclosure to investors through the filing of a Form 144 when the Rule 144 Shareholder is an affiliate of the issuer.

Because this position is based upon the representations made in your letter, any different facts or conditions might require the Division to reach a different conclusion.

Sincerely,

Thomas J. Kim
Chief Counsel and Associate Director



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

December 1, 2011

Mail Stop 4561

Robert T. Plesnarski
O'Melveny & Myers LLP
1625 Eye Street, NW
Washington, DC 20006-4001

Re: Bank of America, N.A.
Merrill Lynch, Pierce, Fenner & Smith Inc.

Dear Mr. Plesnarski:

In regard to your letter of November 30, 2011, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director



O'MELVENY & MYERS LLP

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1625 Eye Street, NW
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TELEPHONE (202) 383-5300
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OUR FILE NUMBER
045,231-182

WRITER'S DIRECT DIAL
(202) 383-5149

WRITER'S E-MAIL ADDRESS
rplesnarski@omm.com

November 30, 2011

Securities Act of 1933
Section 5
Rule 144

BY HAND DELIVERY AND E-MAIL

Thomas Kim, Chief Counsel
Office of Chief Counsel
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
E-mail: cfletters@sec.gov

Re: ***Bank of America Merrill Lynch Request for Rule 144 Interpretive Guidance***

Dear Mr. Kim:

We are seeking interpretive guidance regarding the sale of securities in connection with forward or option-based derivative contracts entered into between Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Inc. or one of their affiliates[1] ("Bank of America Merrill Lynch") and either: (1) a holder of "restricted securities,"[2] which satisfy the holding period required by Rule 144(d) under the Securities Act of 1933 (the "Securities Act"); or (2) an

[1] "Affiliate" has the definition in Rule 144(a)(1) under the Securities Act and includes, but is not limited to, Merrill Lynch Financial Markets, Inc.

[2] "Restricted securities" as defined in Rule 144(a)(3) under the Securities Act.

affiliate of the issuer of the securities (i.e., a holder of "control securities" eligible for resale pursuant to Rule 144) (each referred to as a "Rule 144 Shareholder").[3]

Our request for interpretive guidance relates to two interpretive requests submitted by Goldman, Sachs & Co. ("Goldman"). On December 14, 1999, Goldman submitted an interpretive request to the staff of the Division of Corporation Finance (the "Staff") related to the offer and sale of securities underlying a pre-paid variable share forward contract in reliance on the safe harbor from registration provided by Rule 144 under the Securities Act. We refer to the interpretive request and the Staff's response to the request, dated December 20, 1999, as the "1999 Rule 144 Variable Forward Letter." On October 6, 2003, Goldman submitted an interpretive request to the Staff related to the offer and sale of equity securities underlying a forward or option-based contract registered under Section 5 of the Securities Act. We refer to the interpretive request and the Staff's response to the request, dated October 9, 2003, as the "2003 Registered Hedging Letter."

We believe that the material aspects of the 1999 Rule 144 Variable Forward Letter that are directly relevant to our request are as follows. The 1999 Rule 144 Variable Forward Letter relates to the sale of securities underlying a pre-paid variable share forward contract entered into between a broker-dealer and a holder of restricted or control securities. At the time the parties enter into the pre-paid variable share forward contract, the holder is able to sell outright in reliance on Rule 144 the restricted or control securities in an amount equal to the maximum number of shares deliverable on settlement and the holder files a notice on Form 144 with the Securities and Exchange Commission. After entry into the contract, the broker-dealer promptly introduces into the public market a quantity of securities of the same class equal to the maximum number of shares deliverable on settlement of the contract in transactions conforming to the manner-of-sale conditions described in Rule 144 (f) and (g). Under those circumstances, the Staff agreed that (i) "the restricted or control securities that are the subject of the pledge to [the broker-dealer] ... may be treated as securities that are neither restricted nor control securities in transactions for [the broker-dealer's] ... own account" and (ii) "the securities returned to the counterparty on settlement of the contract will not be restricted securities within the meaning of Rule 144(a)(3)."

We believe that the material aspects of the 2003 Registered Hedging Letter that are directly relevant to our request are as follows. The 2003 Registered Hedging Letter relates to the sale of equity securities by a broker-dealer in connection with its entry into a forward or option-based contract with the issuer of the equity securities and the ongoing purchases and sales of such equity securities by the broker-dealer as part of its dynamic hedging of the risk the broker-dealer assumed under the contract. Upon entry into the forward or option-based contract, the offer and sale of the maximum number of shares deliverable by the issuer under the contract is

[3] Please note that we are not requesting guidance on whether the Rule 144 Shareholder and Bank of America Merrill Lynch may lawfully enter into the derivative contracts in question and we are not requesting guidance on the treatment of the derivative contracts themselves under the Securities Act.

registered under Section 5 of the Securities Act, the broker-dealer sells the maximum number of shares deliverable under the contract and delivers prospectuses in connection with such sales. Under those circumstances, and subject to certain conditions, the Staff agreed that the existence of the contract will not affect an exemption otherwise available to the broker-dealer from registering under the Securities Act offers and sales of the same class of equity securities exceeding the maximum number of shares deliverable under the contract in connection with its dynamic hedging activities related to its exposure under the contract.

Consistent with the facts of this letter and with reference to the facts and circumstances as set forth in the 1999 Rule 144 Variable Forward Letter and the 2003 Registered Hedging Letter, on behalf of Bank of America Merrill Lynch we request that you please confirm the following:

- Assuming facts and circumstances as set forth in the 1999 Rule 144 Variable Forward Letter[4], which pertains to circumstances in which restricted or control securities are pledged to a broker-dealer in an amount equivalent to the maximum number of shares deliverable on settlement of the contract and the guidance of which is limited to the restricted or control securities that are the subject of the pledge, the guidance provided by the Staff in the 1999 Rule 144 Variable Forward Letter may be applied under this letter to transactions involving all of the forward or option-based derivative contracts covered by the Staff's views in the 2003 Registered Hedging Letter; and

- Assuming facts and circumstances as set forth in the 2003 Registered Hedging Letter that relate to dynamic hedging activities and assuming that all of the applicable conditions described in the 2003 Registered Hedging Letter are satisfied, the guidance provided by the Staff in the 2003 Registered Hedging Letter with respect to dynamic hedging activities in connection with forward or option-based derivative contracts may be applied under this letter to dynamic hedging activities undertaken following the offer and sale of securities in compliance with Rule 144 as described in the 1999 Rule 144 Variable Forward Letter.

We believe that confirmation by the Staff of the applicability of the guidance from the 1999 Rule 144 Variable Forward Letter to all forward and option-based derivative contracts covered by the Staff's views in the 2003 Registered Hedging Letter will result in a more uniform application of the Securities Act's registration and exemptive provisions. This confirmation will

[4] For example, for purposes of this letter when the Rule 144 Shareholder is an affiliate of the issuer, the Staff may assume that at the time the Rule 144 Shareholder and Bank of America Merrill Lynch enter into a binding commitment to enter into the derivative contract, the public information requirement of Rule 144(c), the holding period required by Rule 144(d) for sales of restricted securities and the volume requirements of Rule 144(e) will be satisfied. The Staff may further assume that Bank of America Merrill Lynch's sale of the maximum number of securities deliverable under the derivative contract to establish Bank of America Merrill Lynch's initial hedge will comply with Rule 144(f) and (g). Further, the Staff may assume that the Rule 144 Shareholder will file a Form 144, which will provide the maximum number of shares deliverable under the contract and all other information required by Form 144, concurrently with the entering into of a binding commitment.

help to harmonize market practice and result in reliance on Rule 144 for the sale of all shares that a Rule 144 Shareholder could sell outright under Rule 144 but for various reasons instead seeks to accomplish through the use of a forward or option-based derivative contract. Further, we believe that a more uniform treatment of forward and option-based derivative contracts under Rule 144 will result in more transparency and better disclosure to investors through the filing of a Form 144.

With respect to the guidance on dynamic hedging in the 2003 Registered Hedging letter, in the case of Bank of America Merrill Lynch under this letter, the initial sale of the maximum number of shares would be accomplished in a manner consistent with Rule 144, whereas the initial sales under the 2003 Registered Hedging Letter were consummated pursuant to an effective registration statement and prospectus delivery. Subsequent purchases and sales of shares as dynamic adjustments to the hedge position by Bank of America Merrill Lynch under this letter would be entirely consistent with the 2003 Registered Hedging Letter.[5] As both manners of initial offers and sales comply with Section 5 of the Securities Act, we believe the guidance provided by the Staff in the 2003 Registered Hedging Letter as it relates to dynamic hedging activities should be equally applicable to dynamic hedging activities under this letter.

If you have any questions or otherwise desire additional information, please contact Robert Plesnarski (202.383.5149) of O'Melveny & Myers LLP or Glen Rae (646.855.2556) of Bank of America Merrill Lynch. Further, if your conclusions should differ from our own, we would appreciate if you would contact us prior to any written response to this letter so that we may be given the opportunity to clarify our views. Thank you for your attention to this matter.

Sincerely,

/s/ Robert T. Plesnarski
Robert T. Plesnarski

/s/ Glen A. Rae
Glen A. Rae

[5] For example, in the 2003 Registered Hedging Letter, the issuer would not have an economic interest in the broker-dealer's dynamic hedging activities. Here, neither the Rule 144 Shareholder nor the issuer would have an economic interest in Bank of America Merrill Lynch's dynamic hedging transactions.

cc: Robert J. Dilworth
Eric P. Hambleton
Debra L. Marvin
Gary M. Rosenblum
John S. Servidio
(Bank of America Merrill Lynch)

David J. Lavan
G. Scott Lesmes
(O'Melveny & Myers LLP)